Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2021

(Tabular amounts are in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal Year 2022 Highlights	2
3.	Operating Performance	4
4.	Annual Operating Outlook	13
5.	Fiscal 2023 Production, Cash Cost, and Capital Expenditure Guidance	14
6.	Investment in Associates	16
7.	Overview of Financial Results	17
8.	Liquidity and Capital Resources	22
9.	Financial Instruments and Related Risks	24
10.	Off-Balance Sheet Arrangements	26
11.	Transactions with Related Parties	27
12.	Alternative Performance (Non-IFRS) Measures	27
13.	Critical Accounting Policies, Judgments, and Estimates	31
14.	New Accounting Standards	31
15.	Other MD&A Requirements	32
16.	Outstanding Share Data	32
17.	Risks and Uncertainties	32
18.	Disclosure Controls and Procedures	37
19.	Directors and Officers	38
Technical Information		38
Forward Looking Statements		35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2021 and the related notes contains therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated interim financial statements for the three and nine months ended December 31, 2021, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2021. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 12, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of February 7, 2022 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company currently producing silver, gold, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Third Quarter of Fiscal Year 2022 Highlights

•	Mined 292,072 tonnes of ore and milled 304,772 tonnes of ore, up 5% and 17% compared to the prior year quarter.

•	Sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead, and 7.6 million pounds of zinc, representing increases of 4%, 38%, and 2% in silver, gold and lead sold, and a decrease of 15% in zinc sold, compared to the prior year quarter.

•	Revenue of $59.1 million, up 11% compared to $53.3 million in the prior year quarter.

•	Net income attributable to equity shareholders of $5.1 million, or $0.03 per share, compared to $8.4 million, or $0.05 per share in the prior year quarter.

•	Adjusted earnings[1] attributable to equity shareholders of $13.4 million, or $0.08 per share, compared to $13.8 million, or $0.08 per share in the prior year quarter. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments and the share of associates’ operating results.

1 Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

•	Cash flow from operations of $28.7 million, up 20% or $4.7 million compared to $23.9 million in the prior year quarter.

•	Cash cost per ounce of silver[1], net of by-product credits, of negative $1.33 compared to negative $2.76 in the prior year quarter.

•	All-in sustaining cost per ounce of silver[1], net of by-product credits, of $8.82, compared to $6.92 in the prior year quarter.

•	Strong balance sheet with $211.6 million in cash and cash equivalents and short-term investments, down $9.5 million or 4% compared to $221.1 million as at September 30, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $156.2 million as at December 31, 2021 ($172.8 million as at September 30, 2021).

1 Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

3.	Operating Performance

(a) Consolidated operating performance

The following table summarizes consolidated operational information for the three and nine months ended December 31, 2021 and 2020:

Consolidated	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	292,072	279,445	5%	815,775	801,853	2%
Ore Milled (tonne)	304,772	260,648	17%	819,665	786,907	4%

Head Grades
Silver (gram/tonne)	205	216	-5%	208	222	-6%
Lead (%)	3.1	3.2	-3%	3.2	3.5	-9%
Zinc (%)	1.5	1.8	-17%	1.6	1.7	-6%

Recovery Rates
Silver (%)	93.8	92.3	2%	93.7	92.9	1%
Lead (%)	94.4	95.3	-1%	94.5	95.1	-1%
Zinc (%)	80.1	82.4	-3%	80.0	79.9	0%

Cost Data
+ Mining cost per tonne of ore mined ($)	93.58	78.90	19%	90.54	76.66	18%
Cash mining cost per tonne of ore mined ($)	69.76	58.79	19%	67.87	57.18	19%
Depreciation and amortization charges per tonne of ore mined ($)	23.82	20.11	18%	22.67	19.48	16%

+ Unit shipping costs ($)	2.59	2.59	0%	2.46	2.55	-4%

+ Milling costs per tonne of ore milled ($)	15.20	13.23	15%	14.55	11.79	23%
Cash milling costs per tonne of ore milled ($)	13.38	11.66	15%	12.76	10.29	24%
Depreciation and amortization charges per tonne of ore milled ($)	1.82	1.57	16%	1.79	1.50	19%

+ Cash production cost per tonne of ore processed ($)	85.73	73.04	17%	83.09	70.02	19%
+ All-in sustaining cost per tonne of ore processed ($)	137.04	129.09	6%	134.91	122.02	11%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(1.33)	(2.76)	52%	(1.47)	(2.08)	29%
+ All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.82	6.92	27%	7.88	6.48	22%

Concentrate inventory
Lead concentrate (tonne)	1,859	1,153	61%	1,859	1,153	61%
Zinc concentrate (tonne)	610	611	0%	610	611	0%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,721	1,647	4%	5,092	5,259	-3%
Gold (in thousands of ounces)	1.1	0.8	38%	2.9	4.1	-29%
Lead (in thousands of pounds)	17,155	16,806	2%	51,284	56,242	-9%
Zinc (in thousands of pounds)	7,588	8,965	-15%	22,469	23,334	-4%

Revenue
Silver (in thousands of $)	31,739	30,720	3%	98,538	89,951	10%
Gold (in thousands of $)	1,504	1,222	23%	4,198	5,717	-27%
Lead (in thousands of $)	15,814	12,853	23%	45,624	41,614	10%
Zinc (in thousands of $)	8,358	7,923	5%	23,547	17,314	36%
Other (in thousands of $)	1,664	578	188%	4,426	1,777	149%
	59,079	53,296	11%	176,333	156,373	13%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	18.44	18.65	-1%	19.35	17.10	13%
Gold ($ per ounce)	1,367	1,528	-10%	1,448	1,394	4%
Lead ($ per pound)	0.92	0.76	21%	0.89	0.74	20%
Zinc ($ per pound)	1.10	0.88	25%	1.05	0.74	42%

+ Alternative performance (Non-IFRS) measures, see section 12 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i) Mine and Mill Production

For the three months ended December 31, 2021 (“Q3 Fiscal 2022”), the Company mined 292,072 tonnes of ore, up 5% or 12,627 tonnes, compared to 279,445 tonnes in the three months ended December 31, 2020 (“Q3 Fiscal 2021”). Ore milled in Q3 Fiscal 2022 was 304,772 tonnes, up 17% or 44,124 tonnes, compared to 260,648 tonnes in Q3 Fiscal 2021.

For the nine months ended December 31, 2021, on a consolidated basis, the Company mined 815,775 tonnes of ore, up 2% or 13,922 tonnes, compared to 801,853 tonnes mined in the same prior year period. Ore milled was 819,665 tonnes, an increase of 4% or 32,758 tonnes, compared to 786,907 tonnes milled in the same prior year period.

(ii) Metal Sales

In Q3 Fiscal 2022, the Company sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead, and 7.6 million pounds of zinc, representing increases of 4%, 38%, and 2% in silver, gold and lead sold, respectively, and a decrease of 15% in zinc sold, compared to approximately 1.6 million ounces of silver, 800 ounces of gold, 16.8 million pounds of lead, and 9.0 million pounds of zinc sold in Q3 Fiscal 2021.

For the nine months ended December 31, 2021, the Company sold approximately 5.1 million ounces of silver, 2,900 ounces of gold, 51.3 million pounds of lead, and 22.5 million pounds of zinc, representing decreases of 3%, 29%, 9% and 4% in silver, gold, lead and zinc sold, respectively, compared to approximately 5.3 million ounces of silver, 4,100 ounces of gold, 56.2 million pounds of lead, and 23.3 million pounds of zinc sold in the same prior year period. Gold sold in the same prior year period included 1,200 ounces from the BYP Mine.

(iii) Per Tonne Costs1

In Q3 Fiscal 2022, the consolidated cash production cost per tonne of ore processed was $85.73, up 17% compared to $73.04 in Q3 Fiscal 2021. The increase was mainly due to i) an average 6% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in US dollars; ii) an overall 14.5% increase in mining contractors’ fee rate at the Ying Mining District as previously reported in the Company’s news release on May 20, 2021; iii) an average 7% increase in employees’ pay rates; iv) the contribution rate paid for employees’ social welfare funds in China returned to the normal rate from a reduced rate granted by the Chinese government in Fiscal 2021 due to Covid-19, and v) an average 12% increase in electricity cost due to pricing adjustment arising from the coal supply shortage in the current quarter.

The consolidated cash mining cost was $69.76 per tonne, up 19%, compared to $58.79 in Q3 Fiscal 2021. The consolidated cash milling cost was $13.38 per tonne, up 15% compared to $11.66 in Q3 Fiscal 2021.

In Q3 Fiscal 2022, the consolidated all-in sustaining production cost per tonne of ore processed was $137.04, up 6% compared to $129.09 in Q3 Fiscal 2021, but within the Company’s current annual cost guidance. The increase was mainly due to the increase in cash production costs as discussed above.

For the nine months ended December 31, 2021, the consolidated cash mining cost was $67.87 per tonne, compared to $57.18 in the same prior year period. The consolidated cash milling cost was $12.76 per tonne, compared to $10.29 per tonne in the same prior year period.

Correspondingly, the consolidated cash production cost per tonne of ore processed for the nine months ended December 31, 2021 was $83.09, up 19% compared to $70.02 in the same prior year period. The all-in sustaining production cost per tonne of ore processed was $134.91, up 11% compared to $122.02 in the same prior year period, but within the Company’s current annual cost guidance.

[1]	Alternative Performance (Non-IFRS) measure. Please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(iv) Costs per Ounce of Silver, Net of By-Product Credits1

In Q3 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.33, compared to negative $2.76 in the prior year quarter. The increase was mainly due to the increase in per tonne cash production costs, offset by an increase of $2.19 in by-product credits per ounce of silver. Sales from lead and zinc in Q3 Fiscal 2022 amounted to $24.2 million, up $3.4 million compared to $20.8 million in Q3 Fiscal 2021.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $8.82, compared to $6.92 in Q3 Fiscal 2021. The increase was mainly due to the increase in cash cost per ounce of silver as discussed above.

For the nine months ended December 31, 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.47, compared to negative $2.08 in the same prior year period. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits was $7.88 compared to $6.48 in the same prior year period.

(v) Exploration and Development

In Q3 Fiscal 2022, on a consolidated basis, a total of 127,532 metres or $7.3 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 98,986 metres or $2.8 million), of which approximately 83,430 metres or $2.3 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 74,070 metres or $1.8 million) and approximately 44,102 metres or $5.0 million worth of drilling were capitalized (Q3 Fiscal 2021 – 24,916 metres or $1.0 million). In addition, approximately 8,705 metres or $3.3 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 10,624 metres or $3.8 million), and approximately 22,958 metres or $9.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2021 – 21,829 metres or $9.4 million).

For the nine months ended December 31, 2021, on a consolidated basis, approximately 359,989 metres or $18.2 million worth of diamond drilling (same prior year period – 218,148 metres or $7.1 million), of which approximately 226,066 metres or $6.0 million worth of underground drilling were expensed as part of mining costs (same prior year period – 154,748 metres or $4.2 million) and approximately 133,923 metres or $12.2 million worth of drilling were capitalized (same prior year period – 63,400 metres or $2.9 million). In addition, approximately 25,613 metres or $9.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (same prior year period – 27,622 metres or $7.4 million), and approximately 60,722 metres or $24.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (same prior year period – 74,736 metres or $22.0 million).

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Individual Mine Performance

(i) Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and nine months ended December 31, 2021 and 2020. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, containing the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	200,946	182,268	10%	550,786	537,464	2%
Ore Milled (tonne)	214,982	162,905	32%	552,562	519,677	6%

Head Grades
Silver (gram/tonne)	258	297	-13%	272	293	-7%
Lead (%)	3.7	4.3	-14%	3.9	4.4	-11%
Zinc (%)	0.8	0.8	0%	0.8	0.8	0%

Recovery Rates
Silver (%)	95.1	93.9	1%	95.1	94.4	1%
Lead (%)	95.2	96.4	-1%	95.5	96.2	-1%
Zinc (%)	64.0	63.3	1%	60.3	61.7	-2%

Cost Data
+ Mining cost per tonne of ore mined ($)	113.91	94.03	21%	110.29	91.47	21%
Cash mining cost per tonne of ore mined ($)	83.56	68.02	23%	81.45	66.67	22%
Depreciation and amortization charges per tonne of ore mined ($)	30.35	26.01	17%	28.84	24.80	16%

+ Unit shipping costs ($)	3.71	3.98	-7%	3.63	3.80	-4%

+ Milling costs per tonne of ore milled ($)	13.95	12.94	8%	13.54	10.97	23%
Cash milling cost per tonne of ore milled ($)	11.97	11.09	8%	11.55	9.30	24%
Depreciation and amortization charges per tonne of ore milled ($)	1.98	1.85	7%	1.99	1.67	19%

+ Cash production cost per tonne of ore processed ($)	99.24	83.09	19%	96.63	79.77	21%
+ All-in sustaining cost per tonne of ore processed ($)	143.72	133.07	8%	141.53	127.40	11%

+ Cash cost per ounce of Silver, net of by-product credits ($)	1.19	(1.12)	-206%	0.90	(0.71)	227%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	8.36	5.24	60%	7.27	5.31	37%

Concentrate inventory
Lead concentrate (tonne)	1,240	871	42%	1,240	871	42%
Zinc concentrate (tonne)	467	62	653%	467	62	653%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,561	1,446	8%	4,561	4,674	-2%
Gold (in thousands of ounces)	1.1	0.8	38%	2.9	2.9	0%
Lead (in thousands of pounds)	15,003	14,207	6%	43,614	47,571	-8%
Zinc (in thousands of pounds)	1,947	2,241	-13%	5,085	5,662	-10%

Revenue
Silver (in thousands of $)	29,615	28,013	6%	90,845	82,625	10%
Gold (in thousands of $)	1,504	1,194	26%	4,198	4,164	1%
Lead (in thousands of $)	13,840	10,892	27%	38,886	35,386	10%
Zinc (in thousands of $)	2,236	2,114	6%	5,581	4,556	22%
Other (in thousands of $)	971	273	256%	3,176	1,112	186%
	48,166	42,486	13%	142,686	127,843	12%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	18.97	19.37	-2%	19.92	17.68	13%
Gold ($ per ounce)	1,367	1,493	-8%	1,448	1,436	1%
Lead ($ per pound)	0.92	0.77	19%	0.89	0.74	20%
Zinc ($ per pound)	1.15	0.94	22%	1.10	0.80	38%

+ Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

i) Q3 Fiscal 2022 vs. Q3 Fiscal 2021

In Q3 Fiscal 2022, a total of 200,946 tonnes of ore were mined, up 10% compared to 182,268 tonnes in Q3 Fiscal 2021. Ore milled was 214,982 tonnes, up 32% compared to 162,905 tonnes in Q3 Fiscal 2021.

Average head grades of ore processed were 258 g/t for silver, 3.7% for lead, and 0.8% for zinc compared to 297 g/t for silver, 4.3% for lead, and 0.8% for zinc in Q3 Fiscal 2021. As reported in the Company’s news release dated November 4, 2021, the SGX Mine suspended production for ten days as a precautionary measure due to heavy rainfall experienced in the Yellow River region impacting ore production and head grades in the current quarter.

Metals sold were approximately 1.6 million ounces of silver, 1,100 ounces of gold, 15.0 million pounds of lead, and 1.9 million pounds of zinc, compared to 1.4 million ounces of silver, 800 ounces of gold, 14.2 million pounds of lead, and 2.2 million pounds of zinc in Q3 Fiscal 2021.

In Q3 Fiscal 2022, the cash production cost per tonne of ore processed was $99.24, up 19% compared to $83.09 in Q3 Fiscal 2021. The increase was mainly due to the same factors as the consolidated per tonne costs as discussed above, including i) an average 6% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in US dollars; ii) an overall 14.5% increase in mining contractors’ fee rate; iii) increases in raw material prices due to increases in commodities’ prices; iv) an average 8% increase in employees’ pay rate and the contribution rate to employees’ social welfare funds in China returned to the normal rate from a reduced rate granted in Fiscal 2021 due to Covid-19; and v) an average 12% increase in electricity cost due to pricing adjustment arising from the coal supply shortage in the current quarter.

The per tonne cash mining cost and milling cost were $83.56 and $11.97, up 23% and 8% respectively, compared to $68.02 and $11.09 in Q3 Fiscal 2021.

The all-in sustaining cost per tonne of ore processed was $143.72, up 8% compared to $133.07 in Q3 Fiscal 2021. The increase was mainly due to the increase in cash production cost per tonne of ore processed as discussed above.

In Q3 Fiscal 2022, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, were $1.19 and $8.36, respectively, compared to negative $1.12 and $5.24 in Q3 Fiscal 2021. The increase was mainly due to the increase in per tonne production costs, offset by the increase of total by-product credits per ounce of silver.

In Q3 Fiscal 2022, a total of 103,891 metres or $4.9 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 82,317 metres or $2.2 million), of which approximately 69,232 metres or $1.8 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 57,401 metres or $1.2 million) and approximately 34,659 metres or $3.1 million worth of drilling were capitalized (Q3 Fiscal 2021 – 24,916 metres or $1.0 million). In addition, approximately 6,750 metres or $2.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 6,623 metres or $2.8 million), and approximately 19,059 metres or $8.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2021 – 19,014 metres or $8.3 million).

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

ii) Nine months ended December 31, 2021 vs. nine months ended December 31, 2020

For the nine months ended December 31, 2021, a total of 550,786 tonnes of ore were mined at the Ying Mining District, up 2% or 13,322 tonnes compared to 537,464 tonnes in the same prior year period. Ore milled was 552,562 tonnes, up 6% or 32,885 tonnes compared to 519,677 tonnes in the same prior year period. Average head grades of ore processed were 272g/t for silver, 3.9% for lead, and 0.8% for zinc compared to 293 g/t for silver, 4.4% for lead, and 0.8% for zinc, in the same prior year period.

For the nine months ended December 31, 2021, the Ying Mining District sold approximately 4.6 million ounces of silver, 2,900 ounces of gold, 43.6 million pounds of lead, and 5.1 million pounds of zinc, compared to 4.7 million ounces of silver, 2,900 ounces of gold, 47.6 million pounds of lead, and 5.7 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2021, the cash production cost per tonne of ore processed was $96.63, up 21% compared to $79.77 in the same prior year period. The per tonne cash mining cost and milling cost were $81.45 and $11.55, up 22% and 24% respectively, compared to $66.67 and $9.30 in the same prior year period.

The all-in sustaining cash production cost per tonne of ore processed was $141.53, up 11%, compared to $127.40 in the same prior year period.

For the nine months ended December 31, 2021, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District, were $0.90 and $7.27 respectively, compared to negative $0.71 and $5.31 in the same prior year period.

For the nine months ended December 31, 2021, approximately 295,985 metres or $13.3 million worth of diamond drilling (same prior year period – 181,173 metres or $5.4 million), of which approximately 174,018 metres or $4.1 million worth of underground drilling were expensed as part of mining costs (same prior year period – 117,773 metres or $2.5 million) and approximately 121,967 metres or $9.2 million worth of drilling were capitalized (same prior year period – 63,400 metres or $2.9 million). In addition, approximately 20,779 metres or $8.1 million worth of preparation tunnelling was completed and expensed as part of mining costs (same prior year period – 17,786 metres or $5.6 million), and approximately 48,708 metres or $21.4 million worth of tunnels, raises, ramps and declines were completed and capitalized (same prior year period – 63,936 metres or $23.4 million).

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii) GC Mine

The following table summarizes the operational information at the GC Mine for the three and nine months ended December 31, 2021 and 2020:

GC Mine	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	91,126	97,177	-6%	264,989	264,389	0%
Ore Milled (tonne)	89,790	97,743	-8%	267,103	267,230	0%

Head Grades
Silver (gram/tonne)	78	82	-5%	77	85	-9%
Lead (%)	1.5	1.4	7%	1.5	1.7	-12%
Zinc (%)	3.2	3.5	-9%	3.3	3.4	-3%

Recovery Rates
Silver (%) *	83.5	82.6	1%	84.0	82.6	2%
Lead (%)	89.0	89.6	-1%	89.3	89.5	0%
Zinc (%)	89.8	89.7	0%	89.6	88.2	2%

Cost Data
+ Mining cost per tonne of ore mined ($)	48.74	50.53	-4%	49.50	46.56	6%
Cash mining cost per tonne of ore mined ($)	39.34	41.47	-5%	39.65	37.89	5%
Depreciation and amortization charges per tonne of ore mined ($)	9.40	9.06	4%	9.85	8.67	14%

+ Milling cost per tonne of ore milled ($)	18.20	13.72	33%	16.66	13.39	24%
Cash milling cost per tonne of ore milled ($)	16.76	12.60	33%	15.27	12.22	25%
Depreciation and amortization charges per tonne of ore milled ($)	1.44	1.12	29%	1.39	1.17	19%

+ Cash production cost per tonne of ore processed ($)	56.10	54.07	4%	54.92	50.11	10%
+ All-in sustaining cost per tonne of ore processed ($)	81.50	78.63	4%	75.65	71.58	6%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(25.84)	(14.43)	-79%	(21.84)	(11.21)	-95%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(9.81)	(1.05)	834%	(9.73)	(0.10)	9630%

Concentrate inventory
Lead concentrate (tonne)	619	282	119%	619	282	119%
Zinc concentrate (tonne)	143	549	-74%	143	549	-74%

Sales Data
Metal Sales
Silver (in thousands of ounces)	160	201	-20%	531	585	-9%
Lead (in thousands of pounds)	2,152	2,599	-17%	7,670	8,671	-12%
Zinc (in thousands of pounds)	5,641	6,724	-16%	17,384	17,672	-2%

Revenue
Silver (in thousands of $)	2,124	2,707	-22%	7,693	7,326	5%
Lead (in thousands of $)	1,974	1,961	1%	6,738	6,228	8%
Zinc (in thousands of $)	6,122	5,809	5%	17,966	12,758	41%
Other (in thousands of $)	693	305	127%	1,250	665	88%
	10,913	10,782	1%	33,647	26,977	25%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) **	13.28	13.47	-1%	14.49	12.52	16%
Lead ($ per pound)	0.92	0.75	23%	0.88	0.72	22%
Zinc ($ per pound)	1.09	0.86	27%	1.03	0.72	43%

*	Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

**	Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.

+	Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

i) Q3 Fiscal 2022 vs. Q3 Fiscal 2021

In Q3 Fiscal 2022, a total of 91,126 tonnes of ore were mined and 89,790 tonnes were milled at the GC Mine, compared to 97,177 tonnes mined and 97,743 tonnes milled in Q3 Fiscal 2021.

Average head grades of ore milled were 78 g/t for silver, 1.5% for lead, and 3.2% for zinc compared to 82 g/t for silver, 1.4% for lead, and 3.5% for zinc in Q3 Fiscal 2021.

Metals sold were approximately 160 thousand ounces of silver, 2.2 million pounds of lead, and 5.6 million pounds of zinc, compared to 201 thousand ounces of silver, 2.6 million pounds of lead, and 6.7 million pounds of zinc in Q3 Fiscal 2021.

The cash mining cost at the GC Mine was $39.34 per tonne, down 5% compared to $41.47 per tonne in Q3 Fiscal 2021. The decrease was mainly due to less tunnelling expensed as mining preparation costs. The cash milling cost was $16.76 per tonne, up 33% compared to $12.60 in Q3 Fiscal 2021. The increase was mainly due to less ore milled resulting in higher fixed costs allocation.

The cash production cost per tonne was $56.10, up 4%, compared to $54.07 in Q3 Fiscal 2021. The all-in sustaining production cost per tonne of ore processed was $81.50, up 4%, compared to $78.63 in Q3 Fiscal 2021. Excluding the impact arising from the appreciation of the Chinese yuan against the US dollar, the all-in sustaining production cost per tonne at the GC Mine in Q3 Fiscal 2022 was comparable to the cost in Q3 Fiscal 2021.

The cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine, in Q3 Fiscal 2022, were negative $25.84 and negative $9.81, respectively, compared to negative $14.43 and negative $1.05 in Q3 Fiscal 2021. The improvement was mainly due to an increase of $14.75 in by-product credits per ounce of silver, offset by the increase in cash production cost per tonne and all-in sustaining production cost per tonne as discussed above. Revenue from lead and zinc was $8.1 million, up $0.3 million, compared to $7.8 million in Q3 Fiscal 2021.

In Q3 Fiscal 2022, a total of 18,183 metres or $0.6 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 17,029 metres or $0.6 million), of which approximately 14,198 metres or $0.5 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 17,029 metres or $0.6 million) and approximately 3,985 metres or $0.1 million worth of drilling were capitalized (Q3 Fiscal 2021 – nil). In addition, approximately 1,955 metres or $0.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 4,001 metres or $1.0 million), and approximately 3,899 metres or $1.2 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2021

– 2,815 metres or $1.1 million).

ii) Nine months ended December 31, 2021 vs. nine months ended December 31, 2020

For the nine months ended December 31, 2021, a total of 264,989 tonnes of ore were mined and 267,103 tonnes were milled at the GC Mine, compared to 264,389 tonnes mined and 267,230 tonnes milled in the same prior year period. Average head grades of ore milled were 77 g/t for silver, 1.5% for lead, and 3.3% for zinc compared to 85 g/t for silver, 1.7% for lead, and 3.4% for zinc, in the same prior year period.

During the same time period, the GC Mine sold approximately 531 thousand ounces of silver, 7.7 million pounds of lead, and 17.4 million pounds of zinc, compared to 585 thousand ounces of silver, 8.7 million pounds of lead, and 17.7 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2021, the cash mining cost at the GC Mine was $39.65 per tonne, up 5% compared to $37.89 per tonne in the same prior year period. The cash milling cost was $15.27 per tonne, compared to $12.22 in the same prior year period.

Correspondingly, the cash production cost per tonne of ore processed at the GC Mine was $54.92, up 10% compared to $50.11 in the same prior year period. The all-in sustaining production cost per tonne of ore processed was $75.65, up 6% compared to $71.58 in the same prior year period. Excluding the impact arising from the appreciation of Chinese yuan against US dollar, the all-in sustaining production cost per tonne at the GC Mine was comparable to the cost in the same prior year period.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2021, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine were negative $21.84 and negative $9.73 respectively, compared to negative $11.21 and negative $0.10 in the same prior year period. The decrease was mainly due to an increase of $6.3 million in by-product sales.

For the nine months ended December 31, 2021, approximately 56,033 metres or $2.0 million worth of diamond drilling (same prior year period – 36,975 metres or $1.7 million), of which approximately 52,048 metres or $1.9 million worth of underground drilling were expensed as part of mining costs (same prior year period – 36,975 metres or $1.7 million) and approximately 3,985 metres or $0.1 million worth of drilling were capitalized (same prior year period – nil). In addition, approximately 4,834 metres or $1.3 million worth of preparation tunnelling was completed and expensed as part of mining costs (same prior year period – 9,836 metres or $1.8 million), and approximately 12,014 metres or $3.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (same prior year period – 10,482 metres or $3.3 million).

(iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(iv) La Yesca Project

The Company, through its subsidiary New Infini Silver Inc. (“New Infini”) initiated the Phase I 10,000-metre drilling program at La Yesca in Q2 Fiscal 2022. As of December 31, 2021, New Infini had completed a total of 7,971 metres, but assay results are not yet available. For the nine months ended December 31, 2021, a total of $2.8 million expenditures were capitalized.

(v) Zhonghe Silver Project

The Company, through its subsidiary, Henan Found, won an auction to acquire the Zhonghe Silver Project in December 2020, but the execution of the Transfer Contract for the Zhonghe Silver Project was subject to the national security clearance by the relevant Chinese authorities. In January 2022, the Company withdrew the application for the national security review.

(vi) Kuanping Silver-Lead-Zinc-Gold Project

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”) for approximately $11.4 million in cash (RMB ¥73.5 million) (the “Share Consideration”) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt (the “Debt”). The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project. As Henan Found’s subsidiary is considered a domestic Chinese company, the acquisition was not subject to the national security clearance.

The acquisition of the Kuanping Project was completed in November 2021, and the consideration, net of $0.3 million cash received, was $13.1 million.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project covers an area of 12.39 km², being approximately 3 km wide (east-west) and 5 km long (north-south).

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

4.	Annual Operating Outlook

All references to Fiscal 2022 Guidance in this MD&A refer to the “Fiscal 2022 Operating Outlook” section in the Company’s Fiscal 2021 Annual MD&A dated May 20, 2021 (“Fiscal 2022 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved in the first nine months of Fiscal 2022 compared to the respective Fiscal 2022 Guidance:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
YTD Fiscal 2022 Actual Results
Ying Mining District	552,562	272	3.9	0.8	4,447	44,341	5,450	96.63	141.53
GC Mine	267,103	77	1.5	3.3	556	8,128	17,261	54.92	75.65
Consolidated	819,665	208	3.2	1.6	5,003	52,469	22,711	83.09	134.91

Fiscal 2022 Guidance
Ying Mining District	670,000 - 700,000	284	4.2	0.9	5,700-5,900	57,200-59,800	7,800-8,100	87.1-91.7	134.2-141.2
GC Mine	290,000 - 310,000	86	1.5	3.6	600-700	8,500-9,100	19,100-20,400	55.7-59.6	81.3-85.6
Consolidated	960,000 - 1,010,000	223	3.3	1.7	6,300-6,600	65,700-68,900	26,900-28,500	77.7-82.6	130.7-141.7

% of Fiscal 2022 Guidance*
Ying Mining District	81%	96%	93%	89%	77%	76%	69%	108%	103%
GC Mine	89%	90%	100%	92%	86%	92%	87%	95%	91%
Consolidated	83%	93%	97%	94%	78%	78%	82%	104%	99%

* Percentage caculated based on mid-point of the related Fiscal 2022 Guidance

Recent strict Covid-19 quarantine policy imposed by local governments where our mines are located in China had caused uncertainty for workers travelling home and back during Chinese New Year holiday, which may have some impact on production for the fourth quarter.

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures in the first nine months of Fiscal 2022 compared to the respective Fiscal 2022 Guidance.

									Expensed	Expensed
	Capitalized Development and Expenditures								Tunneling	Drilling
			Exploration and		Capitalized Exploration		Equipment &		Mining
	Ramp Development		Development Tunnels			Drilling	Facilities	Total	Preparation	Exploration
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
YTD Fiscal 2022 Actual Results
Ying Mining District	6,113	$3,941	42,595	$17,439	121,967	$9,159	$6,339	$36,878	20,779	174,018
GC Mine	972	1,052	11,042	2,503	3,985	146	158	3,859	4,834	52,048
Corporate and other	-	-	-	-	7,971	2,856	438	3,294
Consolidated	7,085	$4,993	53,637	$19,942	133,923	$12,161	$6,935	$44,031	25,613	226,066

Fiscal 2022 Guidance
Ying Mining District	6,100	$5,200	52,200	$18,800	50,000	$3,500	$6,300	$33,800	23,400	148,400
GC Mine	500	400	10,300	3,000	-	-	1,000	4,400	10,200	58,500
Consolidated	6,600	$5,600	62,500	$21,800	50,000	$3,500	$7,300	$38,200	33,600	206,900

% of Fiscal 2022 Guidance
Ying Mining District	100%	76%	82%	93%	244%	262%	101%	109%	89%	117%
GC Mine	194%	263%	107%	83%	-	-	16%	88%	47%	89%
Consolidated	107%	89%	86%	91%	268%	347%	95%	115%	76%	109%

* Capitalized drilling includes surface diamond drilling and some underground drilling which was intended for the purpose of defining additional mineral resources.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

5.	Fiscal 2023 Production, Cash Cost, and Capital Expenditure Guidance

In Fiscal 2023, the Company expects to mine and process approximately 1,040,000 - 1,140,000 tonnes of ore, yielding 6,300 to 7,900 ounces of gold, 7.0 million to 7.3 million ounces of silver, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc. Fiscal 2023 production guidance represents an anticipated increase of approximately 9% in ore, 100% in gold, 11% in silver, 3% in lead, and 12% to 21% in zinc productions compared to the Fiscal 2022 guidance.

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC*
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(koz)	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Fiscal 2023 Guidance
Gold ore	30,000 - 43,000	3.9	60	0.5	-	3.4 - 4.9	0.1 - 0.1	0.3 - 0.5	-	-	-
Silver ore	710,000 - 731,000	0.1	287	3.9	0.9	2.9 - 3.0	6.2 - 6.4	58.6 - 60.4	8.2 - 8.5	-	-
Ying Mining District	740,000 - 774,000	0.3	276	3.8	0.9	6.3 - 7.9	6.3 - 6.5	58.9 - 60.9	8.2 - 8.5	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	-	93	1.6	3.7	-	0.7 - 0.8	9.5 - 10.4	21.8 - 24.0	54.9 - 57.5	86.1 - 92.0
Consolidated	1,040,000 - 1,140,000	0.2	224	3.2	1.7	6.3 - 7.9	7.0 - 7.3	68.4 - 71.3	32.0 - 34.5	83.3 - 85.9	141.6 - 143.5

*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.40.

The increased production guidance is made possible by over 629,000 metres of exploration and resource upgrade drilling completed at the mines from 2020 to 2021. During 2021 alone, over 409,000 metres of drilling were completed. Other benefits of the extensive drilling include: i) slowing down the rate of mining depth increase, and with some mines, its average mining depths becoming shallower; and ii) reducing the amount of tunnel development as more resources and reserves were identified near existing infrastructures.

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2023.

	Capitalized Development Work and Expenditures								Expensed
			Exploration and				Equipment,		Mining Preparation	Underground
	Ramp Development		Development Tunnels		Capitalized Drilling		Mill and TSF	Total	Tunnnels	driling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2023 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	4,600	3.2	61,300	26.3	110,700	6.8	44.6	80.9	29,000	135,300
GC Mine	-	-	13,200	4.2	14,800	0.4	1.9	6.5	7,600	46,600
Corporate and others	-	-	-	-	10,500	0.7	0.5	1.2	-	-
Consolidated	4,600	3.2	74,500	30.5	136,000	7.9	47.0	88.6	36,600	181,900

In Fiscal 2023, the Company plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 30% decrease in meterage and a 43% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 74,500 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $30.5 million, representing a 19% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 136,000 metres of drilling at an estimated cost of $7.9 million, representing a 172% increase in meterage to prepare for future production and a 126% increase in total cost compared to Fiscal 2022 guidance; and iv) spend $47.0 million on equipment, mill and TSF (tailing storage facility), including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 20 million cubic metre TSF at the Ying Mining District.

Excluding the capital expenditures to be incurred on the new mill and tailings storage facility, the total capital expenditures are budgeted at $48.7 million, up 27% compared to Fiscal 2022 guidance, mainly as a result of increased tunneling and drilling work, and a substantial increase in the price of explosives.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 36,600 metres of mining preparation tunnels and 181,900 metres of underground definition drilling.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(a)	Ying Mining District

In Fiscal 2023, the Company plans to mine and process 740,000 – 774,000 tonnes of ore at the Ying Mining District, including 30,000 – 43,000 tonnes of gold ore with an expected head grade of 3.9 g/t gold, to produce 6,300 to 7,900 ounces of gold, 6.3 million to 6.5 million ounces of silver, 58.9 million to 60.9 million pounds of lead, and 8.2 million to 8.5 million pounds of zinc. Fiscal 2023 production guidance at the Ying Mining District represents increases of approximately 10% in ore production, 10% in silver production, 3% in lead production, and 5% in zinc production.

The cash production cost is expected to be $92.3 to $93.7 per tonne of ore, and the all-in sustaining cost is estimated at $143.5 to $145.7 per tonne of ore processed.

In Fiscal 2023, the Ying Mining District plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 25% decrease in meterage and a 38% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 61,300 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $26.3 million, representing a 17% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 110,700 metres of drilling at an estimated cost of $6.8 million, representing a 121% increase in meterage to prepare for future production and a 94% increase in total costs compared to Fiscal 2022 guidance; and iv) spend $44.6 million on equipment, mill and TSF, including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 20 million cubic metre TSF.

Excluding the $39.9 million capital expenditures to be incurred on the new mill and tailings storage facility, the total capital expenditures at the Ying Mining District are budgeted at $41.0 million, up 21% compared to Fiscal 2022 guidance as a result of increased tunneling and drilling work, and a substantial increase in the price of explosives.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 29,000 metres of mining preparation tunnels and 135,300 metres of underground drilling at the Ying Mining District.

(b)	GC Mine

In Fiscal 2023, the Company plans to mine and process 300,000 to 330,000 tonnes of ore at the GC Mine to produce 700 thousand to 800 thousand ounces of silver, 9.5 million to 10.4 million pounds of lead, and 21.8 million to 24.0 million pounds of zinc. Fiscal 2023 production guidance at the GC Mine represents increases of approximately 3% to 6% in ore production, 14% to 17% in silver production, 12% to 14% in lead production, and 14% to 26% in zinc production compared to Fiscal 2022 guidance.

The cash production cost is expected to be $54.9 to $57.5 per tonne of ore, and the all-in sustaining cost is estimated at $86.1 to $92.0 per tonne of ore processed.

In Fiscal 2023, the GC Mine plans to: i) complete and capitalize 13,200 metres of exploration and development tunnels (2.2x2.6 metres) at estimated capital expenditures of $4.2 million, a 28% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; ii) complete and capitalize 14,800 metres of drilling at an estimated cost of $0.4 million, representing a 100% increase in meterage and cost to prepare for future production, compared to Fiscal 2022 guidance; and iii) spend $1.9 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $6.5 million in Fiscal 2023, up $2.1 million compared to Fiscal 2022 guidance.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 7,600 metres of tunnels and 46,600 metres of underground drilling at the GC Mine.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(c)	Kuanping Project

Total capital expenditures at the Kuanping Project in Fiscal 2023 are estimated at $1.2 million, including $0.7 million for a 10,500 metre drilling program and $0.5 million to complete reports and studies to apply for the mining permit.

6.	Investment in Associates

(a)	New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and two common officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the three and nine months ended December 31, 2021, the Company acquired 125,000 and 125,000, respectively, common shares of NUAG from the public market (three and nine months ended December 31, 2020, nil and nil) for a total cost of $0.4 million and $0.4 million, respectively (three and nine months ended December 31, 202, $nil and $nil).

In November 2020, NUAG completed a spin-out by way of a plan of arrangement (the “Arrangement”) of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada, and distributed all of the WHG common shares to its shareholders on a pro rata basis.

As at December 31, 2021, the Company owned 44,042,216 common shares of NUAG (March 31, 2021 – 43,917,216), representing an ownership interest of 28.3% (March 31, 2021 – 28.6%).

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(808)
Share of other comprehensive income		3,333
Foreign exchange impact		(445)
Balance December 31, 2021	44,042,216	$52,831	$129,924

(b)	Investment in Whitehorse Gold Corp. (“WHG”)

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at December 31, 2021, the Company owned 15,514,285 common shares of WHG (March 31, 2021 – 11,514,285), representing an ownership interest of 29.5% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(460)
Foreign exchange impact		(246)
Balance December 31, 2021	15,514,285	$7,312	$6,119

7.	Overview of Financial Results

(a) Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales.

Fiscal 2022	Quarter Ended				Nine Months Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021
Revenue	$58,819	$58,435	$59,079		$176,333
Cost of mine operations	$33,315	$34,823	$37,603		105,741
Income from mine operations	25,504	23,612	21,476		70,592
Corporate general and administrative expenses	3,838	3,749	3,310		10,897
Foreign exchange loss (gain)	450	(2,063)	(1,813)		(3,426)
Share of loss in associates	396	469	403		1,268
Loss (gain) on equity investments	722	3,365	(1,101)		2,986
Other items	314	460	1,481		2,255
Income from operations	19,784	17,632	19,196		56,612
Finance items	(1,265)	(481)	8,171		6,425
Income tax expenses (recovery)	4,817	5,355	3,093		13,265
Net income	16,232	12,758	7,932		36,922
Net income attributable to equity holders of the Company	12,212	9,393	5,063		26,668
Basic earnings per share	0.07	0.05	0.03		0.15
Diluted earnings per share	0.07	0.05	0.03		0.15
Cash dividend declared	2,202	-	2,211		4,413
Cash dividend declared per share	0.0125	-	0.0125		0.025
Other financial information
Total assets					721,251
Total liabilities					106,059
Total attributable shareholders' equity					509,623

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2021		Quarter Ended			Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders’ equity					467,574

Fiscal 2020		Quarter Ended			Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2020
Revenue	$45,576	$49,886	$44,508	$18,859	$158,829
Cost of mine operations	27,843	27,219	28,738	15,655	99,455
Income from mine operations	17,733	22,667	15,770	3,204	59,374
Corporate general and administrative	2,353	2,583	2,568	2,590	10,094
Foreign exchange loss (gain)	854	(797)	1,277	(5,437)	(4,103)
Share of loss in associates	281	244	322	429	1,276
Dilution gain on investment in associate	(723)	-	-	-	(723)
Gain on disposal of mineral rights and properties	(1,477)	-	-	-	(1,477)
Gain on equity investments	-	-	-	-	-
Other items	386	519	160	1,080	2,145
Income from operations	16,059	20,118	11,443	4,542	52,162
Finance items	(754)	(682)	(988)	474	(1,950)
Income tax expenses (recovery)	(488)	5,139	3,715	543	8,909
Net income	17,301	15,661	8,716	3,525	45,203
Net income attributable to equity holders of the Company	12,607	12,221	6,283	3,163	34,274
Basic earnings per share	0.07	0.07	0.04	0.02	0.20
Diluted earnings per share	0.07	0.07	0.04	0.02	0.20
Cash dividend declared	2,125	-	2,162	-	4,287
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					512,760
Total liabilities					73,788
Total attributable shareholders’ equity					368,682

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Financial Results

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2022 was $5.1 million or $0.03 per share, compared to $8.4 million or $0.05 per share in Q3 Fiscal 2021.

Compared to Q3 Fiscal 2021, the Company’s consolidated financial results in the current quarter were mainly impacted by i) an increase of 21% and 25%, respectively, in the realized selling prices for lead and zinc; and ii) an increase of 4%, 38% and 2%, respectively, in silver, gold and lead sold; offset by iii) an 1% and 10% decrease in the realized selling prices for silver and gold; iv) a 15% decrease in zinc sold; v) a 17% increase in cash production costs per tonne, and iv) an impairment charge of $9.6 million against bond investments offset by $1.1 million gain on equity investments.

Net income attributable to equity shareholders of the Company for the nine months ended December 31, 2021 was $26.7 million, or $0.15 per share, compared to $39.4 million or $0.23 per share in the same prior year period.

Revenue in Q3 Fiscal 2022 was $59.1 million, up 11% or $5.8 million compared to $53.3 million in Q3 Fiscal 2021. The increase was mainly due to an increase of $4.7 million arising from the increase in the net realized lead and zinc selling prices, as well as $2.1 million arising from the increases in the quantities of silver, lead and gold sold; offset by a decrease of $1.6 million arising from the decrease in the quantities of zinc sold. Revenues from silver, gold, and base metals were $31.7 million, $1.5 million, and $25.8 million, respectively, compared to $30.7 million, $1.2 million, and $21.4 million in Q3 Fiscal 2021. Revenue from the Ying Mining District was $48.2 million, up 13%, compared to $42.5 million in Q3 Fiscal 2021. Revenue from the GC Mine was $10.9 million, up 1%, compared to $10.8 million in Q3 Fiscal 2021.

For the nine months ended December 31, 2021, revenue was $176.3 million, up 13% or $19.9 million, compared to $156.4 million in the same prior year period. Silver, gold and base metals sales represented $98.5 million, $4.2 million, and $73.6 million, respectively, compared to silver, gold and base metals sales of $90.0 million, $5.7 million and $60.7 million, respectively, in the same prior year period. Gold sales in the prior year period including $1.5 million from BYP as the Company sold all remaining gold concentrate inventories produced by the mine before it was placed on care and maintenance in 2014.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021
Net realized selling prices	$18.44	$18.65	$1,367	$1,528	$0.92	$0.76	$1.10	$0.88
SME	$23.44	$24.80	$1,805	$1,800	$1.08	$0.98	$1.68	$1.24
LME	$23.34	$24.39	$1,796	$1,832	$1.04	$0.83	$1.50	$1.06

Cost of mine operations in Q3 Fiscal 2022 was $37.6 million, up 32% compared to $28.5 million in Q3 Fiscal 2021.

Items included in cost of mine operations are summarized as follows:

	Q3 Fiscal 2022	Q3 Fiscal 2021	Change
Production costs	$25,055	$18,025	39%
Depreciation and amortization	6,822	5,596	22%
Mineral resource taxes	1,824	1,337	36%
Government fees and other taxes	796	777	2%
General and administrative	3,106	2,760	13%
	$37,603	28,495	32%

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

Production costs expensed in Q3 Fiscal 2022 were $25.1 million, up 39% compared to $18.0 million in Q3 Fiscal 2021. The production costs expensed represent approximately 292,250 tonnes of ore processed and expensed at $85.73 per tonne, compared to approximately 246,780 tonnes of ore processed and expensed at $73.04 per tonne in Q3 Fiscal 2021.

The increases in the mineral resource taxes and government fees and other taxes were mainly due to higher revenue achieved in Q3 Fiscal 2022. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

General and administrative expenses for the mine operations in Q3 Fiscal 2022 were $3.1 million, up 13% compared to $2.8 million in Q3 Fiscal 2021. The increase was mainly due to an average 7% increase in employees’ pay rates and the contribution to the employees’ social welfare funds in China returned to the normal rate from a reduced contribution rate granted by the Chinese government in Fiscal 2021 due to Covid-19. Items included in general and administrative expenses in Q3 Fiscal 2022 are summarized as follows:

	Q3 Fiscal 2022	Q3 Fiscal 2021	Change
Amortization and depreciation	$336	$329	2%
Office and administrative expenses	1,028	896	15%
Professional Fees	107	118	-9%
Salaries and benefits	1,635	1,417	15%
	$3,106	$2,760	13%

For nine months ended December 31, 2021, cost of mine operations was $105.7 million, up 24% compared to $85.6 million in the same prior year period. Items included in the cost of mine operations for the nine months ended December 31, 2021 are summarized as follows:

	Nine months ended December 31,
	2021	2020	Change
Production costs	$70,311	$55,460	27%
Depreciation and amortization	19,914	16,928	18%
Mineral resource taxes	4,940	4,106	20%
Government fees and other taxes	2,197	1,965	12%
General and administrative	8,379	7,156	17%
	$105,741	85,615	24%

Production costs expensed for the nine months ended December 31, 2021 were $70.3 million, up 27% compared to $55.5 million during the same prior year period. The production costs expensed represent approximately 846,200 tonnes of ore processed and expensed at $83.09 per tonne, compared to approximately 792,060 tonnes of ore processed and expensed at $70.02 per tonne in the same prior year period.

Items included in general and administrative expenses for the mine operations for the nine months ended December 31, 2021 are summarized as follows:

	Nine months ended December 31,
	2021	2020	Change
Amortization and depreciation	$1,014	$922	10%
Office and administrative expenses	2,420	2,227	9%
Professional Fees	326	345	-6%
Salaries and benefits	4,619	3,662	26%
	$8,379	$7,156	17%

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

Income from mine operations in Q3 Fiscal 2022 was $21.5 million, down 13% compared to $24.8 million in Q3 Fiscal 2021. Income from mine operations at the Ying Mining District was $17.6 million, down 19% compared to $21.7 million in Q3 Fiscal 2021. Income from mine operations at the GC Mine was $4.0 million, up 21% compared to $3.3 million in Q3 Fiscal 2021.

Income from mine operations for the nine months ended December 31, 2021 was $70.6 million, compared to $70.8 million in the same prior year period. Income from mine operations at the Ying Mining District was $58.1 million, down 7% compared to $62.4 million in the same prior year period, while GC Mine was $12.9 million, up 59% compared to $8.1 million in the same prior year period.

Corporate general and administrative expenses in Q3 Fiscal 2022 were $3.3 million, down 6% compared to $3.5 million in Q3 Fiscal 2021. Items included in corporate general and administrative expenses are summarized as follows:

	Q3 Fiscal 2022	Q3 Fiscal 2021	Change
Amortization and depreciation	$145	$139	4%
Office and administrative expenses	281	531	-47%
Professional Fees	186	198	-6%
Salaries and benefits	1,482	1,442	3%
Share-based compensation	1,216	1,215	0%
	$3,310	$3,525	-6%

Corporate general and administrative expenses for the nine months ended December 31, 2021 were $10.9 million, up 21% compared to $9.0 million in the same prior year period. Items included in corporate general and administrative expenses are summarized as follows:

	Nine months ended December 31,
	2021	2020	Change
Amortization and depreciation	$435	$391	11%
Office and administrative expenses	1,228	1,559	-21%
Professional Fees	523	561	-7%
Salaries and benefits	3,836	3,574	7%
Share-based compensation	4,875	2,911	67%
	$10,897	$8,996	21%

Property evaluation and business development expenses in Q3 Fiscal 2022 were $0.2 million, compared to $0.2 million in Q3 Fiscal 2021.

Property evaluation and business development expenses for the nine months ended December 31, 2021 were $0.8 million, compared to a recovery of $3.5 million in the same prior year period. In the same prior year period, a break fee of $6.5 million, net of expenses of $2.5 million, was included as a recovery of property evaluation and business development expenses.

Foreign exchange gain in Q3 Fiscal 2022 was $1.8 million compared to a loss of $3.0 million in Q3 Fiscal 2021. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Foreign exchange gain for the nine months ended December 31, 2021 was $3.4 million compared to a loss of $7.0 million in the same prior year period.

Share of loss in associates in Q3 Fiscal 2022 was $0.4 million, compared to $0.6 million in Q3 Fiscal 2021. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Share of loss in associates for the nine months ended December 31, 2021 was $1.3 million, compared to $1.0 million in the same prior year period.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

Gain on equity investments in Q3 Fiscal 2022 was $1.1 million, compared to $0.6 million in Q3 Fiscal 2021. The gain includes changes from the investment in mark-to-market equity instruments.

Loss in investments for the nine months ended December 31, 2021 was $3.0 million, compared to a gain of $8.8 million in the same prior year period.

Finance income in Q3 Fiscal 2022 was $1.5 million compared to $1.1 million in Q3 Fiscal 2021. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance income for the nine months ended December 31, 2021 was $4.2 million compared to $2.8 million in the same prior year period.

Finance costs in Q3 Fiscal 2022 was $9.7 million compared to $1.4 million in Q3 Fiscal 2021. The finance costs included a $9.6 million impairment charge against short-term investment in bonds, compared to $1.3 million in Q3 Fiscal 2021.

Finance costs for the nine months ended December 31, 2021 was $10.6 million compared to $1.6 million in the same prior year period. The finance costs included a $10.4 million impairment charge against short-term investment in bonds, compared to $1.3 million in the same prior year period.

Income tax expenses in Q3 Fiscal 2022 were $3.1 million, down $2.9 million compared to $6.0 million in Q3 Fiscal 2021. The income tax expenses recorded in Q3 Fiscal 2022 included a current income tax expenses of $0.9 million (Q3 Fiscal 2021 - $4.6 million) and a deferred income tax expenses of $2.2 million (Q3 Fiscal 2021 - $1.5 million).

Income tax expenses for the nine months ended December 31, 2021 were $13.3 million, down $4.0 million compared to $17.3 million in the same prior year period. The income tax expenses recorded for the nine months ended December 31, 2021 included a current income tax expenses of $8.1 million (same prior year period - $14.3 million) and a deferred income tax expenses of $5.2 million (same prior year period - $3.0 million).

8.	Liquidity and Capital Resources

As at	December 31, 2021	March 31, 2021	Changes
Cash and cash equivalents	$152,027	$118,735	$33,292
Short-term investments	59,587	80,357	(20,770)
	$211,614	$199,092	$12,522
Working capital	$181,266	$184,014	$2,748

	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Cash flow
Cash provided by operating activities	$28,666	$23,938	$4,728	$95,972	$83,681	$12,291
Cash used in) investing activities	(17,289)	(18,480)	1,191	(55,629)	(51,403)	(4,226)
Cash used in financing activities	(2,834)	(2,136)	(698)	(8,071)	(3,714)	(4,357)
Increase (decrease) in cash and cash equivalents	8,543	3,322	5,221	32,272	28,564	3,708
Effect of exchange rate changes on cash and cash equivalents	1,555	4,705	(3,150)	1,020	9,006	(7,986)
Cash and cash equivalents, beginning of the period	141,929	95,320	46,609	118,735	65,777	52,958
Cash and cash equivalents, end of the period	$152,027	$103,347	$48,680	$152,027	$103,347	$48,680

Cash, cash equivalents and short-term investments as at December 31, 2021 were $211.6 million, up 6% or $12.5 million, compared to $199.1 million as at March 31, 2021.

Working capital as at December 31, 2021 was $181.3 million, down 1% or $2.7 million, compared to $184.0 million as at March 31, 2021.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

Cash flow provided by operating activities in Q3 Fiscal 2022 was $28.7 million, up 20% or $4.7 million, compared to $23.9 million in Q3 Fiscal 2021. The increase was due to:

●	$28.0 million cash flow from operating activities before changes in non-cash operating working capital, up 34% or $7.1 million, compared to $20.9 million in Q3 Fiscal 2021; and offset by

●	$0.7 million cash inflow from a reduction in non-cash working capital, compared to $3.0 million in Q3 Fiscal 2021.

For the nine months ended December 31, 2021, cash flow provided by operating activities was $96.0 million, compared to $83.7 million in the same prior year period. Before changes in non-cash operating working capital, cash flow provided by operating activities for the nine months ended December 31, 2021 was $87.0 million, compared to $70.9 million in the same prior year period.

Cash flow used in investing activities in Q3 Fiscal 2022 was $17.3 million, compared to $18.5 million cash used in Q3 Fiscal 2021, and comprised mostly of:

●	$14.7 million spent on mineral exploration and development expenditures (Q3 Fiscal 2021 - $12.4 million);

●	$10.1 million paid for the acquisition of the Kuanping Project (Q3 Fiscal 2021 - $6.6 million paid for project acquisition)

●	$2.6 million spent to acquire plant and equipment (Q3 Fiscal 2021 - $3.0 million);

●	$0.5 million spent on the acquisition of other investments (Q3 Fiscal 2021 - $1.3 million); and

●	$0.4 million spent on investment in associates (Q3 Fiscal 2021 - $1.3 million); offset by

●	$11.0 million proceeds from net redemption of short-term investments (Q3 Fiscal 2021 - $6.1 million).

For the nine months ended December 31, 2021, cash flow used in investing activities was $55.6 million (same prior year period – $51.4 million) and comprised mostly of:

●	$35.5 million spent on mineral exploration and development expenditures (same prior year period - $29.1 million);

●	$13.1 million paid for the acquisition of the Kuanping Project (Q3 Fiscal 2021 - $6.6 million paid for project acquisition)

●	$7.2 million spent to acquire plant and equipment (same prior year period - $6.0 million);

●	$7.5 million spent on the acquisition of other investments (same prior year period - $12.7 million); and

●	$5.3 million spent on investment in associates (same prior year period - $7.1 million); offset by

●	$1.0 million proceeds from disposal of other investments (same prior year period - $17.9 million); and

●	$12.0 million proceeds from the net redemptions of short-term investments (same prior year period - $9.3 million spent on net purchase).

Cash flow used in financing activities in Q3 Fiscal 2022 was $2.8 million, compared to $2.1 million in Q3 Fiscal 2021, and comprised mostly of:

●	$1.2 million in distributions to non-controlling shareholders (Q3 Fiscal 2021 - $nil);

●	$2.2 million cash dividends paid (Q3 Fiscal 2021 - $2.2 million);

●	$0.2 million lease payment (Q3 Fiscal 2021 - $0.1 million); offset by

●	$0.7 million cash received arising from exercise of stock options (Q3 Fiscal 2021 - $0.2 million).

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2021, cash flow used in financing activities was $8.1 million (same prior year period - $3.7 million) and comprised mostly of:

●	$0.5 million lease payment (same prior year period - $0.4 million);

●	$5.1 million in distributions to non-controlling shareholders (same prior year period - $3.2 million);

●	$4.4 million cash dividends paid (same prior year period - $4.4 million); offset by

●	$nil repayment received from the non-controlling shareholder of Henan Found (same prior year period - $1.4 million); and

●	$1.9 million cash received arising from exercise of stock options (same prior year period - $2.9 million).

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

9.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2021 and March 31, 2021 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,027	$-	$-	$152,027
Short-term investments - money market instruments	49,266	-	-	49,266
Investments in public companies	14,036	-	-	14,036
Investments in private companies	-	-	6,087	6,087

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Financial assets classified within Level 3 are equity investment in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2021 and March 31, 2021, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2021 and 2020.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2021		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$45,423	$-	$45,423	$30,298
Lease obligation	707	705	1,412	1,741
	$46,130	$705	$46,835	$32,039

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	December 31, 2021	March 31, 2021
Financial assets denominated in U.S. Dollars	$61,731	$58,610

Financial liabilities denominated in U.S. Dollars	$456	$52

As at December 31,2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.2 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at December 31, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2021 (at March 31, 2021 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.1 million and $0.3 million, respectively.

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

11.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(i)	Due from related parties

Due from related parties	December 31, 2021	March 31, 2021
NUAG (a)	$58	$59
WHG (b)	19	19
Henan Non-ferrous (c)	819	769
	$896	$847

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2021, the Company recovered $0.2 million and $0.5 million (three and nine months ended December 31, 2020 - $0.1 million and $0.5 million), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2021, the Company recovered $0.1 million and $0.2 million (three and nine months ended December 31, 2020 - $0.04 million and $0.04 million), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(c)	In January 2021, Henan Found advanced a loan of $0.8 million (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

12.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2021 and 2020:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Net income as reported for the period	$7,932	$12,289	$36,922	$50,338
Adjustments, net of tax
Share-based compensation included in general and administrative	1,216	1,215	$4,875	$2,911
One time break fee recovery included in property evaluation and
business development	-	-	-	(3,970)
Foreign exchange loss (gain)	(1,813)	2,954	(3,426)	6,973
Share of loss in associates	403	550	1,268	1,030
Loss (gain) on equity investments	(1,101)	(600)	$2,986	(8,837)
Impairment loss on bonds investments included in finance costs	9,592	1,335	10,369	1,376
Adjusted earnings for the period	$16,229	$17,743	$52,994	$49,821
Non-controlling interest as reported	2,869	3,897	$10,254	10,983
Adjusted earnings attributable to equity holders	$13,360	$13,846	$42,740	$38,838
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.08	$0.08	0.24	$0.22
Diluted adjusted earning per share	$0.07	$0.08	0.24	$0.22
Basic weighted average shares outstanding	176,799,362	175,261,808	176,347,530	174,651,536
Diluted weighted average shares outstanding	178,537,718	177,515,646	178,224,810	177,134,575

(b) Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c) Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets,

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

		Three months ended December 31, 2021					Three months ended December 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$20,401	$4,654	$-	$-	$25,055	$12,852	5,174	$-	$-	$18,026
By-product sales
Gold		(1,504)	-	-	-	(1,504)	(1,194)	-	(28)	-	(1,222)
Lead		(13,840)	(1,974)	-	-	(15,814)	(10,892)	(1,961)	-	-	(12,853)
Zinc		(2,236)	(6,122)	-	-	(8,358)	(2,114)	(5,809)	-	-	(7,923)
Other		(971)	(693)	-	-	(1,664)	(273)	(305)	-	-	(578)
Total by-product sales	B	(18,551)	(8,789)	-	-	(27,340)	(14,473)	(8,075)	(28)	-	(22,576)
Total cash cost, net of by-product credits	C=A-B	1,850	(4,135)	-	-	(2,285)	(1,621)	(2,901)	(28)	-	(4,550)
Add: Mineral resources tax		1,540	284	-	-	1,824	1,050	288	-	-	1,338
General and administrative		2,237	738	131	3,310	6,416	1,676	870	214	3,524	6,284
Amortization included in general and administrative		(140)	(99)	(97)	(145)	(481)	(134)	(96)	(99)	(139)	(468)
Property evaluation and business development*		-	-	26	178	204	-	-	-	207	207
Government fees and other taxes		490	302	4	-	796	483	290	3	-	776
Reclamation accretion		53	6	9	-	68	34	7	5	-	46
Lease payment		-	-	-	159	159	-	-	-	143	143
Sustaining capital expenditures		7,013	1,334	101	29	8,477	6,083	1,330	194	15	7,622
All-in sustaining cost, net of by-product credits	F	13,043	(1,570)	174	3,531	15,178	7,571	(212)	289	3,750	11,398
Add: Non-sustaining capital expenditures		6,718	382	1,686	-	8,786	6,805	322	733	-	7,860
All-in cost, net of by-product credits	G	19,761	(1,188)	1,860	3,531	23,964	14,376	110	1,022	3,750	19,258
Silver ounces sold ('000s)	H	1,561	160	-	-	1,721	1,446	201	-	-	1,647
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$1.19	$(25.84)	$-	$-	$(1.33)	$(1.12)	(14.43)	$-	$-	$(2.76)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$8.36	$(9.81)	$-	$-	$8.82	$5.24	(1.05)	$-	$-	$6.92
All-in cost per ounce of silver, net of by-product credits	G/H	$12.66	$(7.43)	$-	$-	$13.92	$9.94	0.55	$-	$-	$11.69
By-product credits per ounce of silver
Gold		(0.96)	-	-	-	(0.87)	(0.83)	-	-	-	(0.74)
Lead		(8.87)	(12.34)	-	-	(9.19)	(7.53)	(9.76)	-	-	(7.80)
Zinc		(1.43)	(38.26)	-	-	(4.86)	(1.46)	(28.90)	-	-	(4.81)
Other		(0.62)	(4.33)	-	-	(0.97)	(0.19)	(1.52)	-	-	(0.35)
Total by-product credits per ounce of silver		$(11.88)	$(54.93)	$-	$-	$(15.89)	$(10.01)	$(40.18)	$-	$-	$(13.70)

* Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the nine months ended December 31, 2020.

		Nine months ended December 31, 2021					Nine months ended December 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$55,955	$14,356	$-	$-	$70,311	$41,916	13,095	$449	$-	$55,460
By-product sales
Gold		(4,198)	-	-	-	(4,198)	(4,164)	-	(1,553)	-	(5,717)
Lead		(38,886)	(6,738)	-	-	(45,624)	(35,386)	(6,228)	-	-	(41,614)
Zinc		(5,581)	(17,966)	-	-	(23,547)	(4,556)	(12,758)	-	-	(17,314)
Other		(3,176)	(1,250)	-	-	(4,426)	(1,112)	(665)	-	-	(1,777)
Total by-product sales	B	(51,841)	(25,954)	-	-	(77,795)	(45,218)	(19,651)	(1,553)	-	(66,422)
Total cash cost, net of by-product credits	C=A+B	4,114	(11,598)	-	-	(7,484)	(3,302)	(6,556)	(1,104)	-	(10,962)
Add: Mineral resources tax		4,045	895	-	-	4,940	3,346	760	-	-	4,106
General and administrative		5,985	1,994	400	10,897	19,276	4,591	2,114	451	8,996	16,152
Amortization included in general and administrative		(420)	(296)	(298)	(435)	(1,449)	(371)	(275)	(276)	(391)	(1,313)
Property evaluation and business development*		-	-	110	728	838	-	-	-	519	519
Government fees and other taxes		1,616	573	8	-	2,197	1,460	500	5		1,965
Reclamation accretion		158	19	26	-	203	144	19	22	-	185
Lease payment		-	-	-	470	470	-	-	-	414	414
Sustaining capital expenditures		17,682	3,246	101	123	21,152	18,929	3,380	195	494	22,998
All-in sustaining cost, net of by-product credits	F	33,180	(5,167)	347	11,783	40,143	24,797	(58)	(707)	10,032	34,064
Add: Non-sustaining capital expenditures		18,217	813	2,489	-	21,519	10,164	712	1,315	-	12,191
All-in cost, net of by-product credits	G	51,397	(4,354)	2,836	11,783	61,662	34,961	654	608	10,032	46,255
Silver ounces sold ('000s)	H	4,561	531	-	-	5,092	4,674	585	-	-	5,259
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$0.90	$(21.84)	$-	$-	$(1.47)	$(0.71)	$(11.21)	$-	$-	$(2.08)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$7.27	$(9.73)	$-	$-	$7.88	$5.31	$(0.10)	$-	$-	$6.48
All-in cost per ounce of silver, net of by-product credits	G/H	$11.27	$(8.20)	$-	$-	$12.11	$7.48	$1.12	$-	$-	$8.80
By-product credits per ounce of silver
Gold		(0.92)	-	-	-	(0.82)	(0.89)	-	-	-	(1.09)
Lead		(8.53)	(12.69)	-	-	(8.96)	(7.57)	(10.65)	-	-	(7.91)
Zinc		(1.22)	(33.83)	-	-	(4.62)	(0.97)	(21.81)	-	-	(3.29)
Other		(0.70)	(2.35)	-	-	(0.87)	(0.24)	(1.14)	-	-	(0.34)
Total by-product credits per ounce of silver		$(11.37)	$(48.87)	$-	$-	$(15.27)	$(9.67)	$(33.59)	$-	$-	$(12.63)

* Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the nine months ended December 31, 2020.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d) Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

		Three months ended December 31, 2021					Three months ended December 31, 2020
(Expressed in thousands of U.S. dollars, except ounceand per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$20,401	$4,654	$-	$-	$25,055	$12,852	$5,174	$-	$-	$18,026
Depreciation and amortization as reported		5,925	897	-	-	6,822	4,623	973	-	-	5,596
Adjustment for aggregate plant operations*		(554)	-	-	-	(554)
Change in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(4,128)	(200)	(34)	-	(4,362)	(3,052)	(365)	(32)	-	(3,449)
Add: stockpile and concentrate inventory - Ending		5,062	725	35	-	5,822	6,156	499	34	-	6,689
Adjustment for foreign exchange movement		(35)	(1)	(1)	-	(37)	(614)	(30)	(2)	-	(646)
		899	524	-	-	1,423	2,490	104	-	-	2,594
Total production cost		$26,671	$6,075	$-	$-	$32,746	$19,965	$6,251	$-		$26,216
Depreciation and amortization charged to mining costs	A	6,099	857	-	-	6,956	4,740	880	-	-	5,620
Depreciation and amortization charged to milling costs	B	426	129	-	-	555	301	109	-	-	410
Total non-cash production cost		$6,525	$986	$-	$-	$7,511	$5,041	$989	$-		$6,030
Cash mining cost	C	16,791	3,585	-	-	20,376	12,398	4,030	-	-	16,428
Shipping cost	D	781	-	-	-	781	720	-	-	-	720
Cash milling cost	E	2,574	1,505	-	-	4,079	1,807	1,232	-	-	3,039
Total cash production cost		$20,146	$5,090	$-	$-	$25,236	$14,925	$5,262	$-	$-	$20,187
General and administrative		2,237	738	131	3,310	6,416	1,676	870	214	3,524	6,284
Property evaluation and business development		-	-	26	178	204	-	-	-	207	207
Amortization included in general and administrative		(140)	(99)	(97)	(145)	(481)	(134)	(96)	(99)	(139)	(468)
Government fees and other taxes		490	302	4	-	796	483	290	3	-	776
Reclamation accretion		53	6	9	-	68	34	7	5	-	46
Lease payment		-	-	-	159	159	-	-	-	143	143
Adjustment for aggregate plant operations*		(90)
Sustaining capital expenditures		7,013	1,334	101	29	8,477	6,083	1,330	194	15	7,622
All-in sustaining production cost	F	$29,709	$7,371	$174	$3,531	$40,875	$23,067	$7,663	$317	$3,750	$34,797
Non-sustaining capital expenditures		6,718	382	1,686	-	8,786	6,805	322	733	-	7,860
All in production cost	G	$36,427	$7,753	$1,860	$3,531	$49,661	$29,872	$7,985	$1,050	$3,750	$42,657
Ore mined ('000s)	H	200.946	91.126	-	-	292.072	182.268	97.177	-	-	279.445
Ore shipped ('000s)	I	210.565	91.126	-	-	301.691	180.906	97.177	-	-	278.083
Ore milled ('000s)	J	214.982	89.790	-	-	304.772	162.905	97.743	-	-	260.648
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	30.35	9.40	-	-	23.82	26.01	9.06	-	-	20.11
Non-cash milling cost ($/tonne)	L=B/J	1.98	1.44	-	-	1.82	1.85	1.12	-	-	1.57
Non-cash production cost ($/tonne)	M=K+L	$32.33	$10.84	$-	$-	$25.64	$27.86	$10.18	$-	$-	$21.68
Cash mining cost ($/tonne)	N=C/H	83.56	39.34	-	-	69.76	68.02	41.47	-	-	58.79
Shipping costs ($/tonne)	O=D/I	3.71	-	-	-	2.59	3.98	-	-	-	2.59
Cash milling costs ($/tonne)	P=E/J	11.97	16.76	-	-	13.38	11.09	12.60	-	-	11.66
Cash production costs ($/tonne)	Q=N+O+P	$99.24	$56.10	$-	$-	$85.73	$83.09	$54.07	$-	$-	$73.04
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$143.72	$81.50	$-	$-	$137.04	$133.07	$78.63	$-	$-	$129.09
All in costs ($/tonne)	S=P+(G-F)/J	$174.97	$85.76	$-	$-	$165.87	$174.84	$81.93	$-	$-	$159.25

* Adjustments to exclude the operating costs of the aggregate plant.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Nine months ended December 31, 2021					Nine months ended December 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$55,955	$14,356	$-	$-	$70,311	$41,916	$13,095	$449	$-	$55,460
Depreciation and amortization		16,981	2,933	-	-	19,914	14,042	2,568	318	-	16,928
Adjustment for aggregate plant operations*		(1,659)				(1,659)	-	-	-	-	-
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(5,996)	(442)	(34)	-	(6,472)	(4,474)	(241)	(790)	-	(5,505)
Add: stockpile and concentrate inventory - Ending		5,062	725	35	-	5,822	6,156	499	34	-	6,689
Adjustment for foreign exchange movement		(95)	(6)	(1)	-	(102)	(724)	(34)	(11)	-	(769)
		(1,029)	277	-	-	(752)	958	224	(767)	-	(415)
Total production cost		$70,248	$17,566	$-	$-	$87,814	$56,916	$15,887	$-		$72,803
Depreciation and amortization charged to mining costs	A	15,887	2,610	-	-	18,497	13,329	2,292	-	-	15,621
Depreciation and amortization charged to milling costs	B	1,099	371	-	-	1,470	867	313	-	-	1,180
Total non-cash production cost		$16,986	$2,981	$-	$-	$19,967	$14,196	$2,605	$-	$-	16,801
Cash mining cost	C	44,863	10,506	-	-	55,369	35,834	10,017	-	-	45,851
Shipping cost	D	2,019	-	-	-	2,019	2,055	-	-	-	2,055
Cash milling cost	E	6,381	4,079	-	-	10,460	4,831	3,265	-	-	8,096
Total cash production cost		$53,263	$14,585	$-	$-	$67,848	$42,720	$13,282	$-	$-	$56,002
General and administrative		5,985	1,994	400	10,897	19,276	4,591	2,114	451	8,996	16,152
Property evaluation and business development**		-	-	110	728	838	-	-	-	519	519
Amortization included in general and administrative		(420)	(296)	(298)	(435)	(1,449)	(371)	(275)	(276)	(391)	(1,313)
Government fees and other taxes		1,616	573	8	-	2,197	1,460	500	5	-	1,965
Reclamation accretion		158	19	26	-	203	144	19	22	-	185
Lease payment		-	-	-	470	470	-	-	-	414	414
Adjustment for aggregate plant operations*		(209)	-	-	-	(209)	-	-	-	-	-
Sustaining capital expenditures		17,682	3,246	101	123	21,152	18,929	3,380	195	494	22,998
All-in sustaining production cost	F	$78,075	$20,121	$347	$11,783	$110,326	$67,473	$19,020	$397	$10,032	$96,922
Non-sustaining capital expenditures		18,217	813	2,489	-	21,519	10,164	712	1,315	-	$12,191
All in production cost	G	$96,292	$20,934	$2,836	$11,783	$131,845	$77,637	$19,732	$1,712	$10,032	$109,113
Ore mined (’000s)	H	550.786	264.989	-	-	815.775	537.464	264.389	-		801.853
Ore shipped (’000s)	I	555.703	264.989	-	-	820.692	540.131	264.389	-		804.520
Ore milled (’000s)	J	552.562	267.103	-	-	819.665	519.677	267.230	-		786.907
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	28.84	9.85	-	-	22.67	24.80	8.67	-	-	19.48
Non-cash milling cost ($/tonne)	L=B/J	1.99	1.39	-	-	1.79	1.67	1.17	-	-	1.50
Non-cash production cost ($/tonne)	M=K+L	$30.83	$11.24	$-	$-	$24.46	$26.47	$9.84	$-	$-	$20.98
Cash mining cost ($/tonne)	N=C/H	81.45	39.65	-	-	67.87	66.67	37.89	-	-	57.18
Shipping costs ($/tonne)	O=D/I	3.63	-	-	-	2.46	3.80	-	-	-	2.55
Cash milling costs ($/tonne)	P=E/J	11.55	15.27	-	-	12.76	9.30	12.22	-	-	10.29
Cash production costs ($/tonne)	Q=N+O+P	$96.63	$54.92	$-	$-	$83.09	$79.77	$50.11	$-	$-	$70.02
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$141.53	$75.65	$-	$-	$134.91	$127.40	$71.58	$-	$-	$122.02
All in costs ($/tonne)	S=P+(G-F)/J	$174.50	$78.69	$-	$-	$161.17	$146.96	$74.25	$-	$-	$137.51

*Adjustments to exclude the operating costs of the aggregate plant.

**Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the nine months ended December 31, 2020.

13.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2021, as well as the audited financial statements for the year ended March 31, 2021.

14.	New Accounting Standards

(a) Adoption of new accounting standards

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

The Company adopted Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use, on April 1, 2021 and the adoption has no material impact on the Company’s financial statements. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Accounting standards not yet effective

New accounting standards and interpretations published, but not mandatory for the current period and not yet early adopted by the Company, are not expected to have a material impact on the Company in the current or future reporting periods.

15.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s website www.silvercorp.ca;

(c)	may be found in the Company’s Annual Information Form; and

(d)	is also provided in the Company’s annual audited consolidated financial statements as of December 31, 2021.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 177,105,799 common shares with a recorded value of $255.4 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
560,335	$5.46	2025-05-26
480,000	$9.45	2025-11-11
1,040,335

(c) Restricted Share Units (RSUs)

Outstanding – 1,662,166 RSUs with an average grant date closing price of CAD$6.48 per share.

17.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

of some of the risks and uncertainties inherent to Silvercorp’s business.

•	COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

•	Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

•	Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

•	Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

•	Operations and political conditions

Most of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

Most of the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

•	Regulatory environment in China

The Company conducts its mining operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law. On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the trio of prior laws regulating foreign investment in China. The Implementation Regulation of the Foreign Investment Law and the Measures for Reporting of Information on Foreign Investment, which also came into effect on January 1, 2020, clarified and elaborated the relevant provisions of the Foreign Investment Law.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments (including certain aspects of telecommunications, mining and publication and entertainment), pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors or foreign-invested enterprises are required to submit initial report, report of changes, report of deregistration and annual report relating to their investments to the Ministry of Commerce or its local branches. As the Foreign Investment Law is still relatively new, it is unclear how the regulations will be interpreted and implemented by the relevant governmental authorities.

•	Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain cost.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

•	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production;

(xiii)	other acts of God or unfavourable operating conditions; and

(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

•	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

•	General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

18.	Disclosure Controls and Procedures

(a)	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of December 31, 2021 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

19.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary
David Kong, Director	Lon Shaver, Vice President
Marina A. Katusa, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

•	the price of silver and other metals;

•	estimates of the Company’s revenues and capital expenditures;

•	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

•	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

•	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

•	plans, projections and estimates included in the Fiscal 2021 Guidance and the Fiscal 2022 Guidance;

•	timing of national security clearance related to acquisition of the Zhonghe Project by the relevant governmental authorities and the Company’s expectation that it will enter into the mineral rights transfer contract with respect to the Zhonghe Project; and

•	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

•	COVID–19;
Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2021
(Tabular amounts are in thousands of U.S. dollars, except per share data or unless otherwise stated)

•	fluctuating commodity prices;

•	fluctuating currency exchange rates;

•	increasing labour cost;

•	exploration and development programs;

•	feasibility and engineering reports;

•	permits and licenses;

•	operations and political conditions;

•	regulatory environment in China, Mexico and Canada;

•	environmental risks;

•	mining operations;

•	cybersecurity;

•	general economic conditions; and

•	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 39